November 12, 2008

Via U.S. Mail and Facsimile

Dana A. Marshall
Chief Executive Officer
Applied Energetics, Inc.
3590 East Columbia Street
Tucson, Arizona 85714

       RE: Applied Energetics, Inc.
                Form 10-K for the fiscal year ended December 31, 2007

                File No. 001-14015

Dear Mr. Marshall:

We have reviewed your response letter dated October 6, 2008 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2007

Note 9. Stockholders Equity, page F-17

1. We note your response to our comment 2, where you state that the Series A Preferred Stock is redeemable upon a change of control, which solely is within the control of the Company. Please elaborate as to how this change in control redemption provision for your series A Preferred Stock is solely within the control of the Company. Also, please provide us with the complete definition of what constitutes a "change in control" as stipulated in your Series A Preferred Stock change in control redemption provision. As part of your response, please tell us how the Company can prevent a purchaser from acquiring a majority of the voting power of the Company's outstanding common stock. We may have further comment upon receipt of your response.

Form 10-Q for the quarterly period ended September 30, 2008

Note 13. Subsequent Events

2. We note the disclosure indicating that from November 3, 2008 to November 4, 2008, the Registrant entered into agreements with six stockholders' to issue an aggregate of 5,051,000 shares of its common stock in exchange for the return of 505,100 of its Series A Redeemable Convertible Preferred Stock. Please tell us and revise the notes to your financial statements in future filings to explain how you accounted for this transaction in your financial statements. If you believe the fair value of the common shares issued in this exchange transaction was equivalent to the fair value of the preferred shares received, please explain your basis or rational for this conclusion.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff.

You may contact Jeffrey Jaramillo at (202) 551-3212 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via facsimile: Kenneth M. Wallace, Chief Financial Officer
(520) 622-3835